Exhibit 99.5

OJSC Rostelecom

Annual Financial Statements for 2006

(the balance sheet and the profit & loss statement)

BALANCE SHEET

		Codes
	OKUD Form No. 1	0710001
as of December 31, 2006	Date (year, month, day)	01.01.2007
Organization: OJSC Rostelecom	OKPO code	17514186
Taxpayer Identification Number: 7707049388	TIN	7707049388
Type of Activity: Telecommunications	OKPD	52300
Organizational and legal form/ form of ownership:	OKOPF/ OKFS	47
Unit of measure: Thousand rubles	OKEI code	384
Address: 15 Dostoevskogo st., St. Petersburg, 191002

ASSETS	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1	2	3	3a	4	5
I. NON-CURRENT ASSETS
Intangible assets:		110	110	17	16
Patents, licenses, trademarks (service marks), other similar rights and assets		111		17	16
Organization expenses		112		X	X
Goodwill		113		X	X
Fixed assets:	6.1	120	120	19,477,799	21,177,699
Land plots and natural resources		121		804	8,424
Buildings, plant and equipment		122		13,937,173	15,726,150
Construction in progress	6.1	130	130	4,603,293	5,925,281
Profitable investments in tangible assets:		135	135	—	—
Property for leasing		136		—	—
Property provided for rent		137		—	—
Long-term financial investments:	6.2	140	140	3,888,115	7,809,082
Investments		141		3,881,240	7,778,783
Other long-term financial investments		144		6,875	30,299
Deferred tax assets		145	145	—	—
Other non-current assets	6.3	150	150	2,392,533	3,642,996
TOTAL for Section I		190	190	30,361,757	38,555,074

II. CURRENT ASSETS
Inventories:		210	210	718,369	472,880
Raw materials, consumables, and other assets	6.4	211	211	578,241	401,762
Work in progress costs (commercial costs)	6.4	213	213	—	—
Finished products and goods for resale	6.4	214	214	8,580	1,999
Shipped goods		215	215	—	—
Deferred expenses	6.3	216	216	131,548	69,119
Other reserves and expenses		217	217	—	—
Value-added tax on acquired assets		220	220	1,289,001	666,680
Accounts receivable (payment due more than 12 months after the reporting date):		230	230	13,055	14,381
Buyers and customers		231	231	—	606
Bills of exchange receivable				—	—
Accounts receivable from subsidiaries and associates				—	—
Prepayments		232		13,031	13,633
Other debtors		233		24	142
Accounts receivable (payment due within 12 months after the reporting date):		240	240	6,203,139	10,455,246
Buyers and customers	6.5	241	241	5,185,329	8,898,025

Bills of exchange receivable				—	—
Accounts receivable from subsidiaries and associates				—	—
Prepayments	6.6	242		363,118	428,177
Other debtors	6.6	243		654,692	1,129,044
Amounts owed by participants (founders) in respect of contributions to charter capital		244		—	x
Short-term financial investments:	6.2	250	250	12,232,255	9,269,247
Loans to organizations due within 12 months		251		—	—
Other short-term financial investments		253		12,232,255	9,269,247
Monetary assets:		260	260	2,090,882
Cash		261		1,351	1,748
Banking accounts in rubles		262		2,040,646	983,576
Banking accounts in foreign currencies		263		44,616	87,048
Other monetary assets		264		4,269	3,618
Other current assets		270	270	183	205
TOTAL for Section II		290	290	22,546,884	21,954,629
BALANCE (sum of lines 190+290)		300	300	52,908,641	60,509,703

	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
LIABILITIES
1	2	3	3a	4	5
III. CAPITAL AND RESERVES
Charter capital	6.9	410	410	2,429	2,429
Own shares redeemed from shareholders	6.10	440	411	—	—
Additional capital		420	420	10,109,717	8,935,595
Reserve capital:		430	430	364	364
Statutory reserves		431	431	364	364
Reserves formed in accordance with foundation documents		432	432	—	—
Social fund		450		X	X
Undistributed profit of previous years		460		28,971,563	26,930,759
Uncovered losses of previous years		465		—	—
Undistributed profit of the reporting year		470	470	—	8,239,787
Uncovered losses of the reporting year		475		—	—
TOTAL for Section III		490	490	39,084,073	44,108,934

IV. LONG-TERM LIABILITIES
Loans and credits	6.12	510	510	5,542,555	4,711,212
Bank credits repayable more than 12 months after the reporting date		511		3,231,537	2,400,194
Loans repayable more than 12 months after the reporting date		512		2,311,018	2,311,018
Deferred tax liabilities	6.13	515	515	626,884	964,685
Other long-term liabilities	6.14	520	520	136,645	496,622
TOTAL for Section IV		590	590	6,306,084	6,172,519

V. SHORT-TERM LIABILITIES
Loans and credits	6.12	610	610	711,728	580,814
Bank credits repayable within 12 months of the reporting date		611		183,462	580,415
Loans repayable within 12 months of the reporting date		612		528,266	399
Accounts payable		620	620	6,240,158	7,732,161
Suppliers and contractors		621	621	4,820,783	6,164,241
Bills of exchange payable				—	—
Accounts payable to subsidiaries and associates				—	—
Receipts in advance		622	622	171,737	701,077
Amounts owed to employees		623	623	222,314	484
Amounts owed to state extrabudgetary fund		624	624	75,511	44,612
Amounts owed to the budget	6.15.1	625	625	124,104	231,195
Other creditors	6.15.2	626	626	825,709	590,552
Income payable to participants (founders)		630	630	55,755	67,459
Deferred income	6.16	640	640	169,457	139,715
Provisions for expenses	6.17	650	650	341,386	1,708,101
Other short-term liabilities		660	660	—	—
TOTAL for Section V		690	690	7,518,484	10,228,250
BALANCE (sum of lines 490 + 590 + 690)		700	700	52,908,641	60,509,703

STATEMENT
OF ASSETS ON OFF-BALANCE ACCOUNTS

Item	Note	Line code	Index code	At the beginning of the reporting period	At the end of the reporting period
1			2	3	4
Rented fixed assets		910	910	144,959	171,767
including leased assets		911	911	1,980	—
Valuables in custody		920	920	3,552	1,098,288
Materials accepted for processing		921		—	—
Equipment accepted for assembly		922		—	—
Consigned goods		930	930	455	427
Bad debts written off as losses		940	940	1,666,543	1,879,588
Received collateral for obligations and payments		950	950	3,223	1,997,863
Issued collateral for obligations and payments		960	960	3,855,127	3,371,661
Depreciation of housing		970	970	86,946	49,144
Depreciation of amenities and similar facilities		980	980	1,089	—
Strict accountability forms		990	990	57	269
Fixed assets provided for lease		991		—	—
Implements and economic accessories		992		192,113	205,482
Pre-paid telecommunication cards		993		—	—
Intangible assets received for use		994		—	—

General Director	s&s	Dmitry Ye. Yerokhin

Chief Accountant	s&s	Roman A. Frolov

Dated March 30, 2007.

STATEMENT OF INCOME

		Codes
	OKUD Form No. 2	0710001
for 2006 year	Date (year, month, day)	01.01.2007
Organization: OJSC Rostelecom	OKPO code	17514186
Taxpayer Identification Number: 7707049388	TIN	7707049388
Type of Activity: Telecommunications	OKPD	52300
Organizational and legal form/ form of ownership:	OKOPF/ OKFS	47
Unit of measure: Thousand rubles	OKEI code	384
Address: 15 Dostoevskogo st., St. Petersburg, 191002

Item	Note	Line code	Index code	For the reporting period	For the same period of the preceding year
1	2	2a	2b	4	5
I. Income and expenses for core activities
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payment):	7.1	010	010	60,033,112	40,291,672
Sale of telecommunication services		011		59,481,378	39,775,679
Cost price of goods, products, work, and service sold	7.2	020	020	(52,246,952)	(28,330,557)
Including telecommunication services		021		(51,674,971)	(27,906,208)
Gross profit		029	029	7,786,160	11,961,115
Trading costs		030		X	X
Management costs		040		X	X
Operating profit		050	050	7,786,160	11,961,115
II. Other income and expenses
Interest receivable	7.3.1	060	060	881,806	786,427
Interest payable	7.3.2	070	070	(267,322)	(125,644)
Income from participation in other organizations	7.3.1	080	080	96,763	101,166
Other operating income	7.3.1	090	090	22,646,649	14,938,592
Other operating expenses	7.3.2	100	100	(21,249,015)	(15,501,567)
Profit (loss) before taxes		140	140	9,895,041	12,160,089
Profit tax	7.4	150	150	(2,372,101)	(2,776,826)
Income (expenses) for deferred tax assets (liabilities)	7.4	151	142	(337,801)	(355,361)
Net profit		160		7,185,139	9,027,902
FOR INFORMATION
Permanent tax obligations	7.4	191	200	334,754	213,764
Basic income (loss) per share	7.5	192		8.8742	11.1502
Diluted income (loss) per share	7.5	193		8.8742	11.1502

INDIVIDUAL INCOME AND EXPENSE ITEMS

	Line	For the reporting period		For the same period of the preceding year
Item	code	profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	44,068	719	52,511	10,018
Accumulated income (loss)	220	136,264	94,378	211,275	398,034
Compensation for losses caused by nonperformance or undue performance of obligations	230	7,510	183	15,148	213
Exchange-rate differences in foreign-exchange operations	240	172,979	—	45,049	—
Provision expenses	250	10,063	202,847	112,621	25,476
Write-off of receivables and payables upon expiration of limitation period	260	248	—	357	—

General Director	s&s	Dmitry Ye. Yerokhin

Chief Accountant	s&s	Roman A. Frolov

Dated March 30, 2007.